BATTLE MOUNTAIN GOLD EXPLORATION CORP.
                  ONE EAST LIBERTY STREET, SIXTH FLOOR, SUITE 9
                               RENO, NEVADA  89504
                     PHONE: 775-686-6081  FAX: 775-686-6066


                                  July 18, 2005




H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  Battle Mountain Gold Exploration Corp.
     Schedule 14C
     Filed June 17, 2005
     File No. 0-50399


Dear Mr. Schwall:

In response to your comment letter, dated July 12, 2005, in the above-referenced matter, the Company herewith respectfully acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Sincerely,


/s/ James E. McKay
-----------------------
James E. McKay
President and CEO

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